Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Common Share/Unit

For the Periods

	April 1, 2005 through June 30, 2005	January 1, 2005 through June 30, 2005
	(unaudited)	(unaudited)
Net Income (Loss)	$(306,844)	$(333,820)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.07)	$(0.08)

	April 1, 2004 through June 30, 2004	January 1, 2004 through June 30, 2004
	(unaudited)	(unaudited)
Net Income (Loss)	$553,725	$525,198

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$0.13	$0.12

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